Patient Safety Technologies, Inc.
27555 Ynez Road
Suite 330
Temecula, CA 92591
(951) 587-6201

December 13, 2007

VIA EDGAR, AND FAX
Tim Buchmiller
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Fax: 202-772-9218

Re:	Patient Safety Technologies, Inc.
Annual Report on Form 10K
For the fiscal year ended December 31, 2006
Filed May 16, 2007
File No. 001-09727

Dear Mr. Buchmiller:

The following response addresses the comment of the reviewing Staff of the Commission as set forth in a comment letter dated October 15, 2007 regarding the above-referenced filing of Patient Safety Technologies, Inc. (the “Company”). We respond as follows.

1.	In future filings, to the extent you present disclosure regarding Alacra’s revenues, please balance such disclosure with similar disclosure regarding Alacra’s net income or losses.

Response

The Company has added additional disclosure, balancing the discussion of Alacra’s revenues with discussion of net income, in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 14, 2007, and the Company’s registration statement on Form S-1, filed with the Securities and Exchange Commission on November 16, 2007. The Company will provide a similar balanced disclosure in future filings.

Securities and Exchange Commission
December 13, 2007

In responding to your comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission form taking any action with respect to the filing; and (iii) the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We trust that the foregoing appropriately addresses the issues raised by the comments issued by the Staff on October 15, 2007. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ William B. Horne
William B. Horne